Mail Stop 6010

December 29, 2005

John Brewer
Chief Executive Officer
Garb Oil & Power Corporation
1588 South Main Street, Suite 200
Salt Lake City, Utah 84115

      Re: **Garb Oil & Power Corporation**
             Preliminary Information Statement
             Filed December 15, 2005
             File No. 0-14859

Dear Mr. Brewer:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Purpose of the Increase in Authorized Capital

1.   We note the disclosure that "The Company's president has used some of the shares of common stock owned by Garbalizer Corporation for Company purposes" and that "It is anticipated that once the Amendment is filed GCA will be issued approximately 2,800,000 shares of common stock previously loaned to the Company for financing and working capital purposes." Please discuss in greater detail the uses and planned issuance. For example:

   - disclose when the president used some shares for Company purposes,
   - identify the "Company purposes,"

- disclose the terms of the loan,
- describe in greater detail the financing and working capital purposes and quantify the amounts,
- clarify whether you have any written agreements with the president concerning such uses and tell us where you filed such agreements, and
- clarify how you calculated the 2.8 million shares owed.

2.   Please quantify the debt obligations that are outstanding that have matured and are now due. Also, quantify the factors, such as the market price of your common stock, you may consider in determining the number of shares to issue for such debt. In addition, discuss the terms of the debt obligations, the parties involved, the reasons for issuing the debt obligations, the consideration received and how you used the proceeds. Also, tell us where you filed as exhibits such debt obligations.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

Sincerely,

Russell Mancuso
Branch Chief